Exhibit 99.1

For Immediate Release

TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES STRONG SECOND QUARTER 2017

FINANCIAL AND OPERATING RESULTS DELIVERING 19% PRODUCTION GROWTH YEAR TO DATE, INCREASED 2017 GUIDANCE, AND NEW INDEPENDENT DIRECTOR APPOINTMENT

CALGARY, ALBERTA (August 10, 2017) - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the three and six months ended June 30, 2017. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the three and six months ended June 30, 2017 and 2016. Bellatrix's unaudited condensed consolidated financial statements and notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

SECOND QUARTER 2017 HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
SELECTED FINANCIAL RESULTS
(CDN$000s except share, per share amounts and as otherwise indicated)
Cash flow from operating activities	10,495	7,675	18,754	18,008
Per basic share (1)	$0.21	$0.20	$0.38	$0.47
Per diluted share (1)	$0.21	$0.20	$0.38	$0.47
Funds flow from operations (2)	19,347	9,048	34,240	21,924
Per basic share (1)	$0.39	$0.23	$0.69	$0.57
Per diluted share (1)	$0.39	$0.23	$0.69	$0.57
Net profit (loss)	(69,236)	(55,193)	(56,186)	(35,846)
Per basic share (1)	($1.40)	($1.42)	($1.14)	($0.93)
Per diluted share (1)	($1.40)	($1.42)	($1.14)	($0.93)
Capital - exploration and development	11,235	7,766	55,213	36,784
Facilities transferred	(5,611)	-	-	-
Capital - corporate assets	989	23	1,205	54
Property acquisitions	-	(2)	-	1
Capital expenditures - cash	6,613	7,787	56,418	36,839
Property dispositions - cash (3)	(32,354)	(77,704)	(32,354)	(77,829)
Total net capital expenditures - cash	(25,741)	(69,917)	24,064	(40,990)
Property acquisitions - non-cash	-	29,178	-	29,178
Other non-cash capital items	(5,027)	(390)	(3,612)	1,554
Total capital expenditures - net (4)	(30,768)	(41,129)	20,452	(10,258)
Credit Facilities	13,100	314,187	13,100	314,187
Senior Notes	315,308	313,279	315,308	313,279
Convertible Debentures (liability component)	38,380	-	38,380	-
Adjusted working capital deficiency (2)	15,773	10,559	15,773	10,559
Total net debt (2)	382,561	638,025	382,561	638,025
Total assets	1,351,623	1,607,674	1,351,623	1,607,674
Total shareholders’ equity	808,727	806,534	808,727	806,534

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SELECTED OPERATING RESULTS		Three months ended June 30,		Six months ended June 30,
		2017	2016	2017	2016
Total revenue (4)		74,325	48,285	140,349	103,443
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,182	10,550	8,908	10,554
Natural gas	(mcf/d)	172,402	164,699	164,602	166,077
Total oil equivalent	(boe/d) (5)	37,916	38,000	36,342	38,234
Average realized prices
Crude oil and condensate	($/bbl)	59.49	49.32	63.28	44.10
NGLs (excluding condensate)	($/bbl)	20.57	13.05	19.42	11.74
Crude oil, condensate and NGLs	($/bbl)	31.24	25.57	31.47	23.42
Crude oil, condensate and NGLs (including risk management (5))	($/bbl)	31.19	25.33	31.46	23.26
Natural gas	($/mcf)	2.94	1.50	2.91	1.75
Natural gas (including risk management (6))	($/mcf)	3.14	2.34	3.12	2.38
Total oil equivalent	($/boe) (5)	20.94	13.60	20.88	14.06
Total oil equivalent (including risk management (6))	($/boe) (5)	21.83	17.19	21.82	16.74

Net wells drilled		1.2	-	11.8	5.7

Selected Key Operating Statistics
Operating netback (4)	($/boe) (5)	9.35	3.58	8.86	5.05
Operating netback (4) (including risk management (6))	($/boe) (5)	10.24	7.17	9.80	7.73
Transportation expense	($/boe) (5)	1.98	0.87	1.53	0.90
Production expense	($/boe) (5)	8.30	8.46	8.81	7.91
General & administrative expense	($/boe) (5)	2.10	1.41	2.02	1.35
Royalties as a % of sales (after transportation)		10%	8%	11%	8%
PRE-CONSOLIDATION COMMON SHARES
Common shares outstanding		246,890,127	212,511,486	246,890,127	212,511,486
Weighted average shares (1)		246,666,083	193,770,290	246,626,177	192,867,100
POST CONSOLIDATION COMMON SHARES
Common shares outstanding (7)		49,378,026	42,502,297	49,378,026	42,502,297
Weighted average shares (1)		49,333,217	38,754,058	49,325,235	38,573,420
SHARE TRADING STATISTICS (PRE-CONSOLIDATION)(1)
TSX and Other (8)
(CDN$, except volumes) based on intra-day trading
High		1.13	1.68	1.37	1.99
Low		0.71	1.17	0.71	1.11
Close		0.74	1.27	0.74	1.27
Average daily volume		879,237	2,566,699	921,584	2,309,273
NYSE
(US$, except volumes) based on intra-day trading
High		0.85	1.30	1.03	1.48
Low		0.54	0.90	0.54	0.75
Close		0.58	0.99	0.58	0.99
Average daily volume		405,658	727,342	454,937	1,354,830
(1)	Subsequent to June 30, 2017, Bellatrix completed a 5 to 1 common share consolidation, which has been reflected in the calculation of cash flow from operating activities per share, funds flow from operations per share, and net loss per share for the three and six month periods ended June 30, 2016 and 2017. As a result of the share consolidation the Company has 49,378,026 common shares outstanding at July 1, 2017.

Before consolidation basic weighted average shares for the three and six months ended June 30, 2017 were 246,666,083 (2016: 193,770,290) and 246,626,177 (2016: 192,867,100), respectively. Post consolidation basic weighted average shares for the three and six months ended June 30, 2017 were 49,333,217 (2016: 38,754,058) and 49,325,235 (2016: 38,573,420), respectively.

In computing weighted average diluted profit per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and six months ended June 30, 2017, a total of nil (2016: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and a total of nil (2016: nil) common shares issuable on conversion of the Convertible Debentures (as defined below) were added to the denominator resulting in diluted weighted average common shares of 49,333,217 (2016: 38,754,058) and 49,325,235 (2016: 38,573,420), respectively.

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(2)	The terms “funds flow from operations”, “funds flow from operations per share”, “total net debt”, and “adjusted working capital deficiency”, do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Capital performance measures” disclosed at the end of this Press Release.
(3)	Property dispositions - cash does not include transaction costs.
(4)	The terms “operating netbacks”, “total capital expenditures - net”, and “total revenue" do not have standard meanings GAAP. Refer to “Non-GAAP measures” disclosed at the end of this Press Release.
(5)	A boe conversion ratio of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(7)	After giving effect to the 5 to 1 common share consolidation, fully diluted common shares outstanding for the three and six months ended June 30, 2017 were 57,360,955 (2016: 44,805,930). This includes 1,810,089 (2016: 2,303,633) of share options outstanding and 6,172,840 (2016: nil) of shares issuable on conversion of the Convertible Debentures. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the post consolidation conversion price of $8.10 per share.
(8)	TSX and Other includes the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.

PRESIDENT’S MESSAGE

Bellatrix’s competitive strengths remain anchored by three pillars that provide the foundation for long term profitable growth: high quality assets and acreage, infrastructure ownership and control, and takeaway capacity and market egress. The combination of these three competitive strengths is evident in year to date operational results. Bellatrix has surpassed guidance expectations in both the first and second quarters of 2017, and today announced the second consecutive quarter of upwardly revised production guidance for 2017.

Execution of our development plan continued during the second quarter with performance outpacing internal expectations. The Company delivered on its objectives, including over 15% growth in production volumes during the first half of the year, a continued reduction in operating costs, an enhanced liquidity position, a material reduction in total net debt, and growth in funds flow from operations per share. Second quarter 2017 performance included the following operational and financial achievements:

•	Production volumes of 37,916 boe/d grew 9% from the previous quarter, and represented 19% growth compared to average fourth quarter 2016 production volumes
•	Funds flow from operations of $19.3 million grew 30% compared to the previous quarter and more than doubled compared to funds flow from operations in the fourth quarter of 2016
•	Production expenditures of $8.30/boe were reduced by $1.07/boe or 11% from the previous quarter and down 21% compared to fourth quarter 2016 operating costs of $10.57/boe
•	Borrowings under the Credit Facilities (as defined below) were reduced to $13.1 million at June 30, 2017, representing a decrease of $28.4 million or 68% from borrowings of $41.5 million at March 31, 2017
•	Total net debt was reduced to $382.6 million at June 30, 2017, a reduction of $52.8 million or 12% compared to the previous quarter

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THE SPIRIT RIVER IS ONE OF NORTH AMERICA’S TOP NATURAL GAS PLAYS

The Spirit River liquids rich natural gas play represents one of North America’s lowest supply cost natural gas plays and delivers strong rates of return at current natural gas prices. The Spirit River is relatively shallow compared to other top natural gas plays resulting in lower drilling costs. The Spirit River formation is a conventional sandstone which requires less intensive and expensive fracture stimulation treatments. The formation produces sweet liquids rich natural gas and no water which contributes to low processing costs and enhanced profitability. In 2016, the Spirit River accounted for approximately half of all western Canada total natural gas volumes from new wells drilled during the year. Spirit River well results continue to rank among the best in Alberta on a consistent basis. According to industry data, of the top 20 natural gas wells in Alberta, ranked by initial production over the first 90 days (“IP90”) volumes over the past year (June 2016 to May 2017), 17 wells were produced from the Spirit River, with one well from each of the Montney, Viking and Cardium formations. The Spirit River remains a quiet giant given its importance to overall Western Canadian Sedimentary Basin volume growth and its low supply cost.

Rate of return expectations for the Spirit River continue to rank among the highest within our portfolio of investment opportunities, thereby attracting the majority of anticipated capital investment in 2017. Bellatrix has proven itself as a premier operator within the Spirit River play, consistently delivering industry leading well productivity results. Since 2009 Bellatrix has drilled over 120 Spirit River horizontal wells with zero dry holes. Bellatrix’s well results consistently rank as some of the best in Alberta; the Company achieved two of the top 12 highest IP90 well productivity results over the past year. Bellatrix operates one of the premier acreage positions in the Spirit River play within the greater Ferrier, Alder Flats and Willesden Green areas of Alberta. At the current pace of development, Bellatrix maintains an inventory of over 15 years of identified development drilling opportunities.

INFRASTRUCTURE OWNERSHIP AND CONTROL WITH AMPLE TAKEAWAY CAPACITY AND MARKET EGRESS

Strong operational results in both the first and second quarters of 2017 highlight the strategic advantage Bellatrix has built behind its infrastructure and takeaway capacity. Infrastructure ownership, operatorship and control ensure the operational flexibility and the reliability to profitably process our production volumes. The investment in key strategic infrastructure and facilities provide the processing capacity and capability to grow net Company production volumes beyond 60,000 boe/d, with minimal future facility related capital. The Company’s foresight to secure ample takeaway capacity and market egress has produced significant strategic benefits and underpins our long term growth plans. Bellatrix maintains several long term firm transportation (“FT”) agreements, ensuring market egress for current and forecast production, currently representing approximately 120% of current gross operated natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. (the “NGTL”) system. The NGTL system has experienced, and is expected to experience further curtailments of both interruptible and firm service capacity as the operator continues work through 2017 to expand capacity along the system. With excess FT relative to current production levels, Bellatrix is well positioned to deliver volumes with minimal impacts during periods of system curtailments. Bellatrix also previously negotiated additional FT capacity to accommodate increased growth volumes when Phase 2 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant at Alder Flats (the “Alder Flats Plant”) comes on-stream in the second quarter of 2018. Bellatrix also maintains firm service contracts through a number of third party processing plants in its greater core Ferrier region to ensure unfettered delivery capability for current and planned production growth, with staggered contract maturity dates to align with the in-service date of Phase 2 of the Alder Flats Plant.

CONTINUED MOMENTUM AND STRONG OPERATIONAL PERFORMANCE DEMONSTRATED IN THE SECOND QUARTER

Bellatrix delivered another strong quarter of operational performance with second quarter average production of 37,916 boe/d (76% natural gas weighted), outperforming the Company’s 2017 previously increased average annual guidance (mid-point) estimate of 34,500 boe/d. With first half 2017 results outperforming guidance expectations, the Company has increased its 2017 production guidance target as discussed in the Outlook section of this release. This represents the second consecutive quarter of upwardly revised production guidance targets in 2017.

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Second quarter production expenses averaged $8.30/boe, representing a reduction of $1.07/boe from the $9.37/boe production expenditure level in the first quarter of 2017. First half 2017 production expenditures averaged $8.81/boe, below our previously set full year guidance of $9.00/boe. Production expenditures are expected to decline further given continued cost suppression activity and strong production volumes, therefore Bellatrix has reduced its full year 2017 production expenditure guidance target to $8.75/boe.

Bellatrix completed its planned first half 2017 capital program with exploration and development expenditures of $55.2 million which was in line with previously announced plans. Drilling and completion activity was minimal during the second quarter given the seasonal spring break up period. Bellatrix drilled and/or participated in 2 gross (1.2 net) Spirit River liquids rich natural gas wells during the month of June. Strong well performance and momentum gained through the first quarter of 2017 carried forward and contributed to the strong second quarter volume performance.

Previously set year 2017 guidance expectations refer to Bellatrix’s guidance as announced on June 26, 2017; updated guidance metrics are included in the forward guidance section of this press release.

Second Quarter 2017 Actual Performance versus Previously Set 2017 Annual Guidance

	Second Quarter 2017 Results	Previously Set 2017 Annual Guidance	Actual Versus Previous Guidance
Average daily production (boe/d)	37,916	34,500	+10%
Average product mix
Crude oil, condensate and NGLs (%)	24	24	-
Natural gas (%)	76	76	-
Net capital spending ($ millions) (1)	56	120	n/a
Expenses ($/boe)
Production(2)	8.30	9.00	-8%
(1)	Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions, property dispositions, and facilities transferred.
(2)	Production expenses before net processing revenue/fees.

ENHANCED LIQUIDITY POSITION WITH BORROWING BASE INCREASED 20% DURING THE SECOND QUARTER

Effective May 9, 2017, Bellatrix amended and restated the terms of its syndicated revolving credit facilities (the “Credit Facilities”), whereby the total commitments under the Credit Facilities were set at $120 million, comprised of a $25 million operating facility provided by a Canadian bank and a $95 million syndicated facility provided by four financial institutions. Total commitments under the Credit Facilities were increased 20% relative to total commitments at year end 2016. The borrowing base increase provides enhanced liquidity relative to prior levels, while maintaining Bellatrix’s financial resources at a level that minimizes standby fees. The Company remains committed to continued fiscal prudence, and achieving near term growth objectives within current capital spending guidance levels.

On June 27, 2016 Bellatrix announced that concurrent with the closing of the sale of certain non-core assets in the Strachan area of Alberta (the “Strachan asset sale”), the borrowing base under the Company's syndicated revolving credit facilities was reconfirmed at $120 million, unchanged from prior levels.

At June 30, 2017, the Company maintained approximately $107 million of available liquidity (before deducting outstanding letters of credit) on its Credit Facilities. Other than approximately $13 million outstanding on the Credit Facilities, the Company has no debt maturities until 2020 and 2021.

STRONG RISK MANAGEMENT POSITIONS IN BOTH 2017 AND 2018

Bellatrix maintains strong risk management protection in both 2017 and 2018. Bellatrix maintains approximately 67% of forecast gross natural gas volumes in the second half of 2017 hedged at an average fixed price of approximately $3.26/mcf (based on the mid-point of the updated 2017 average gross production guidance of 36,000 boe/d; 76% natural gas weighted). In addition, the Company has in place material risk management protection in 2018 with a total of 66.1 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.06/mcf; this represents approximately 40% of volumes compared to the mid-point of the updated 2017 full year average guidance. Strong propane prices during the first half of 2017 provided an attractive opportunity for Bellatrix to hedge 2,000 bbl/d of propane volumes at an average price of 51% of WTI light oil prices from July through December of 2017, and 1,000 bbl/d of propane volumes at an average price of 47% of WTI light oil prices in 2018, both meaningfully above long term historical averages. Bellatrix’s hedging program is part of its overall risk management strategy focused on providing reduced commodity price volatility and greater assurance over future revenue and cash flows which help drive the capital and reinvestment decisions within our business.

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As at August 9, 2017, Bellatrix was party to a series of commodity price risk management contracts for 2017 and 2018 as summarized below:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	July 1, 2017 to September 30, 2017	117.0 MMcf/d	$3.19/mcf
Natural gas	Fixed price swap	October 1, 2017 to December 31, 2017	102.2 MMcf/d	$3.33/mcf
Natural gas	Fixed price swap	January 1, 2018 to December 31, 2018	66.1 MMcf/d	$3.06/mcf
Propane	Fixed price differential	July 1, 2017 to December 31, 2017	2,000 bbl/d	51% of NYMEX WTI
Propane	Fixed price differential	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI
(1)	Prices for natural gas fixed price swap contracts assume a conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.3Mj/m3.

ALDER FLATS PHASE 2 EXPANSION NEARING COMPLETION REPRESENTING THE FINAL STAGE OF THE COMPANY’S LONG TERM STRATEGIC INFRASTRUCTURE BUILD-OUT

The Alder Flats Plant Phase 2 expansion project remains on time and on budget, and will more than double gross throughput capacity at the plant to 230 MMcf/d (from 110 MMcf/d currently). Construction activity is progressing according to plan with full completion of the Phase 2 expansion expected early in the second quarter of 2018. In terms of recent progress, site construction activity re-commenced late in the second quarter with pile driving activity which was completed in June. Fabrication of all major equipment for Phase 2 is complete including compressors, propane bullets, condensate stabilizer, production tanks, heat medium package and electrical equipment. Major equipment is currently being installed on site and installation activity will continue through the fall with completion anticipated in November.

Completion of Phase 2 of the Alder Flats Plant, which will add an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest, and production growth are expected to deliver a favourable step change reduction in operating costs down by approximately $1.00/boe relative to revised full year 2017 average production expense guidance. Furthermore, the Plant expansion is anticipated to drive improved revenue generation through additional higher margin natural gas liquids (“NGL”) extraction, driving expanded corporate profit margins and cash flow. Bellatrix forecasts net capital expenditures of approximately $8 million in the second half of 2017 and $3 million in 2018 (excluding received partner prepayment) to complete Phase 2 of the Alder Flats Plant. Management expects that completion of Phase 2 of the Alder Flats Plant will provide the facilities and processing capacity to grow net production volumes beyond 60,000 boe/d, with minimal future facility related capital.

NEW INDEPENDENT DIRECTOR APPOINTMENT

Bellatrix is pleased to announce the appointment of a new independent director, Ms. Lynn Kis, effective August 9, 2017. Ms. Kis will also serve on the Reserves, Safety & Environmental Committee of the Board. Ms. Kis is an accomplished energy executive, having senior management responsibility in technical reserve evaluation firms in addition to decades of upstream oil and gas experience. Ms. Kis is currently Chair of the Reserves Committee and Member of the Audit Committee of the Board of Directors of Painted Pony Energy Ltd., an intermediate Canadian exploration and development company. Prior thereto, Ms. Kis was Senior Vice President and Manager of Ryder Scott Company, Canada, Vice President and Partner at AJM Petroleum Consultants, and Vice President of Engineering and Planning with Pengrowth Energy Corporation. Ms. Kis is a professional engineer by trade, and holds a Bachelor of Applied Science degree with honors from the University of Wales, Cardiff.

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Production volumes in the second quarter of 2017 averaged 37,916 boe/d (76% natural gas weighted), ahead of the Company’s previously set full year 2017 guidance. Production levels in the second quarter 2017 increased 9% relative to first quarter 2017 levels, reflecting strong results achieved from the first half 2017 capital program. The Company proactively managed system wide interruptible and firm takeaway constraints through the utilization of its strategic infrastructure including the Alder Flats Plant.
•	Funds flow from operations generated in the three months ended June 30, 2017 was $19.3 million ($0.39 per basic and diluted share), an increase of 30% from $14.9 million ($0.30 per basic share and $0.26 per diluted share) in the first quarter of 2017.
•	Exploration and development capital expenditures were $11.2 million in the second quarter of 2017 and $55.2 million for the first half of 2017, in line with internal expectations. Lower quarter over quarter capital expenditures reflect the seasonal spring break up period where drilling activity is typically curtailed given additional costs and logistical considerations. The Company drilled and/or participated in two (1.2 net) wells during the second quarter. Facilities related investment excluding transfers was focused primarily on the Phase 2 expansion project of the Alder Flats Plant.
•	Bellatrix reduced borrowings under the Credit Facilities at June 30, 2017 to $13.1 million, down $28.4 million or 68% compared with March 31, 2017 levels.
•	Total net debt was reduced to $382.6 million at June 30, 2017, down $52.8 million or 12% compared with the previous quarter as proceeds from non-core asset dispositions, and other capital transactions completed during the second quarter were used to reduce outstanding indebtedness.
•	At June 30, 2017, Bellatrix had approximately $107 million of undrawn capacity (approximately 89% undrawn) on its $120 million Credit Facilities excluding outstanding letters of credit of $12.9 million that reduce the amount otherwise available to be drawn on the Credit Facilities.
•	For the quarter ended June 30, 2017, Bellatrix’s Senior Debt to EBITDA (as defined below) ratio was 1.06 times, well below the financial covenant of 3.0 times as permitted by the agreement governing the Credit Facilities.
•	Total revenue increased by 13% to $74.3 million for the second quarter 2017, compared to $66.0 million realized in the first quarter 2017 mainly attributable to a 9% increase in production volumes over the comparative period.
•	The corporate royalty rate in the three months ended June 30, 2017 averaged 10% of sales (after transportation), compared to 12% in the first quarter of 2017. Lower average royalty rates over the comparative periods principally reflect lower liquids commodity prices.
•	Production expenses in the second quarter of 2017 averaged $8.30/boe and averaged $8.81/boe in the first half of 2017. Production expenditures are expected to average approximately $8.75/boe during the year, as a result of cost suppression initiatives and increased production volumes which will reduce overall production expenditures on a per unit of production basis.
•	The corporate operating netback (including risk management) realized for the three months ended June 30, 2017 was $10.24/boe up from $9.34/boe in the prior quarter. Before risk management, the second quarter of 2017 operating netback was $9.35/boe, an increase of 12% compared to the $8.35/boe netback realized in the first quarter of 2017 reflecting reduced production expenditures and lower royalty rates over the comparable periods.
•	Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three months ended June 30, 2017 were $7.3 million ($2.10/boe), compared to $4.9 million ($1.41/boe) in the comparative 2016 period. Net G&A costs increased in the current period due to an increase in gross expenses related to executive changes.

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•	The net loss for the three months ended June 30, 2017 was $69.2 million compared to a net loss of $55.2 million for the three months ended June 30, 2016. The decrease in net profit period over period is due to an increase in loss on property dispositions of $25.0 million and the deferred tax expense of $46.4 million compared to the prior period, offset by an increase in the operating netbacks as a result of increased commodity prices.
•	As at June 30, 2017, Bellatrix had approximately 156,833 net undeveloped acres of land principally in Alberta.
•	At June 30, 2017, Bellatrix had approximately $1.32 billion in tax pools available for deduction against future income.

OUTLOOK

Bellatrix’s ongoing focus on the high productivity, and low supply cost Spirit River liquids rich natural gas play combined with active management of firm service transportation capacity contributed to another strong operational result. As a result of this continued positive operational momentum, the Company is increasing full year 2017 average production guidance for the second consecutive quarter.

Our capital investment plans for 2017 of $120 million includes the drilling of approximately 13 net wells during the second half of 2017. With two operated drilling rigs currently active the Company expects average production volumes to remain near our full year average guidance target of approximately 36,000 boe/d through the third and fourth quarters of 2017, with growth to approximately 36,500 boe/d through the end of the year.

SECOND CONSECUTIVE QUARTER OF INCREASED PRODUCTION GUIDANCE GIVEN STRONG OPERATIONAL PERFORMANCE

Solid operational momentum has carried over into the third quarter as a result of strong well performance and operational execution. Average well productivity continues to outperform type curve expectations for our Spirit River program. Bellatrix has announced today an increase to its full year 2017 average production guidance to 36,000 boe/d, an increase of 1,500 boe/d from previous guidance announced on June 26, 2017 and a 2,500 boe/d increase from our original guidance announced in January 2017. Bellatrix’s full year net capital expenditures of $120 million remain unchanged from previous guidance levels on June 26, 2017. Bellatrix remains committed to providing sustainable long term growth for shareholders, including delivery of our 2017 capital program providing over 15% forecast production growth.

First half 2017 production expenditures averaged $8.81/boe, below our previous full year guidance of $9.00/boe. Given continued cost suppression activity and strong production volumes, Bellatrix has reduced its full year 2017 production expenditure guidance target to $8.75/boe.

	Revised 2017 Annual Guidance (August 10, 2017)	Previously Set 2017 Annual Guidance (June 26, 2017)
Production (boe/d)
2017 Average daily production	36,000	34,500
2017 Exit production	36,500	35,500
Average product mix
Natural gas (%)	76	76
Crude oil, condensate and NGLs (%)	24	24
Capital expenditures ($000’s)
Total net capital expenditures	120,000	120,000
Property disposition - cash	(34,500)	(34,500)
Total net capital expenditures after property disposition - cash	85,500	85,500
Production expense ($/boe)	8.75	9.00

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Bellatrix has delivered significant growth in production volumes through the first half of 2017, while meaningfully reducing operating costs, and materially reducing total net debt levels and increasing available liquidity. Our second half 2017 plan remains unchanged and focused on the low supply cost Spirit River play. Bellatrix maintains a high quality asset base in one of the most profitable natural gas plays in North America, underpinned by strategic infrastructure ownership and control and ample takeaway capacity. The strategic repositioning efforts achieved in 2017 position the Company to deliver profitable growth in production, cash flow, and net asset value. I want to personally thank our employees for their substantial efforts that drive our operational and financial achievements. As always I wish to personally thank our shareholders and stakeholders for their long term support, we remain focused on delivering our long term strategy and enhancing shareholder value.

(“Brent A. Eshleman”)

Brent A. Eshleman, P.Eng.

President and CEO

August 9, 2017

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OPERATIONAL REVIEW

Sales Volumes

		Three months ended June 30,		Six months ended June 30,
		2017	2016	2017	2016
Crude oil and condensate	(bbl/d)	2,516	3,641	2,447	3,811
NGLs (excluding condensate)	(bbl/d)	6,666	6,909	6,461	6,743
Total crude oil, condensate, and NGLs	(bbl/d)	9,182	10,550	8,908	10,554
Natural gas	(mcf/d)	172,402	164,699	164,602	166,077
Total sales volumes (6:1 conversion)	(boe/d)	37,916	38,000	36,342	38,234

Sales volumes for the three months ended June 30, 2017 averaged 37,916 boe/d, remaining consistent with the average of 38,000 boe/d realized in the second quarter of 2016. The weighting towards crude oil, condensate and NGLs for the three months ended June 30, 2017 was 24%, compared to 28% in the second quarter of 2016. Total sales volumes between the three months ended June 30, 2017 and June 30, 2016 were impacted by non-core dispositions completed in the fourth quarter of 2016 in the Pembina and Harmattan areas and natural production declines, which have been balanced by production volumes added through strong results development drilling in the first half of 2017.

Sales volumes for the six months ended June 30, 2017 averaged 36,342 boe/d, a decrease of 5% from 38,234 boe/d realized in the first half of 2016. Total crude oil, condensate and NGLs averaged 25% of sales volumes for the six months ended June 30, 2017, compared to 28% in the same period in 2016.

Second quarter 2017 average production of 37,916 boe/d (76% natural gas weighted) surpassed the Company’s 2017 average annual guidance (midpoint) estimate of 34,500 boe/d.

Drilling Activity - 2017

	Three months ended June 30, 2017			Six months ended June 30, 2017
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	2	1.2	100%	11	9.0	100%
Ellerslie	-	-	-	2	0.8	100%
Cardium	-	-	-	2	2.0	100%
Total	2	1.2	100%	15	11.8	100%

Drilling Activity - 2016

	Three months ended June 30, 2016			Six months ended June 30, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	-	-	-	10	5.7	100%
Total	-	-	-	10	5.7	100%

During the second quarter of 2017, Bellatrix drilled and/or participated in 2 gross (1.2 net) Spirit River liquids rich gas wells. The Company continues to focus capital investment in its low-cost Spirit River natural gas play, which continues to deliver strong returns at current natural gas and liquids prices.

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Capital Expenditures

During the six months ended June 30, 2017, Bellatrix invested $55.2 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $36.8 million in the same period in 2016.

Capital Expenditures

	Three months ended June 30,		Six months ended June 30,
($000s)	2017	2016	2017	2016
Lease acquisitions and retention	157	72	2,630	1,025
Geological and geophysical	2	(75)	361	53
Drilling and completion costs	6,717	2,656	46,868	27,568
Facilities and equipment	4,359	5,113	5,354	8,138
Capital - exploration and development (1)	11,235	7,766	55,213	36,784
Facilities transferred	(5,611)	-	-	-
Capital - corporate assets (2)	989	23	1,205	54
Property acquisitions	-	(2)	-	1
Total capital expenditures - cash	6,613	7,787	56,418	36,839
Property dispositions - cash (3)	(32,354)	(77,704)	(32,354)	(77,829)
Total net capital expenditures - cash	(25,741)	(69,917)	24,064	(40,990)
Property acquisitions - non-cash	-	29,178	-	29,178
Other - non-cash capital (4)	(5,027)	(390)	(3,612)	1,554
Total capital expenditures - net (5)	(30,768)	(41,129)	(20,452)	(10,258)
(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2)	Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.
(3)	Property dispositions - cash does not include transaction costs.
(4)	Other includes non-cash capital adjustments for the current period’s decommissioning liabilities and share based compensation.
(5)	The term “total capital expenditures - net” does not have standard meaning under GAAP. Refer to “Non-GAAP measures” disclosed at the end of this Press Release.

Bellatrix focused its capital activity in the second quarter of 2017 on drilling and completion activity within the Spirit River formation, as well as facilities and equipment expenditures related to the construction of Phase 2 of the Alder Flats Plant. Bellatrix continues to advance the Phase 2 expansion project of the Alder Flats Plant which is expected to more than double the inlet capacity of the Plant from 110 MMcf/d currently to 230 MMcf/d. The project remains on time and budget, and is scheduled for completion in the second quarter of 2018.

During the three months ending June 30, 2017, Bellatrix completed the non-core Strachan property sale for gross proceeds of $34.5 million.

Undeveloped Land

At June 30, 2017, Bellatrix had approximately 156,833 undeveloped acres of land principally in Alberta.

FINANCIAL REVIEW

Cash Flow from Operating Activities, Funds Flow from Operations, and Net Loss

	Three months ended June 30,		Six months ended June 30,
($000s, except per share amounts)	2017	2016	2017	2016
Cash flow from operating activities	10,495	7,675	18,754	18,008
Basic ($/share) (1)	0.21	0.20	0.38	0.47
Diluted ($/share) (1)	0.21	0.20	0.38	0.47
Funds flow from operations	19,347	9,048	34,240	21,924
Basic ($/share) (1)	0.39	0.23	0.69	0.57
Diluted ($/share) (1)	0.39	0.23	0.69	0.57
Net loss	(69,236)	(55,193)	(56,186)	(35,846)
Basic ($/share) (1)	(1.40)	(1.42)	(1.14)	(0.93)
Diluted ($/share) (1)	(1.40)	(1.42)	(1.14)	(0.93)

(1)	Post share consolidated share amounts

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Subsequent to June 30, 2017, Bellatrix completed a 5 to 1 common share consolidation, which has been reflected in the calculation of net loss per share for the three and six months ended June 30, 2016 and 2017. As a result of the share consolidation the Company has 49,378,026 Common Shares.

Management believes that, in addition to cash flow from operating activities, funds flow from operations is a useful supplemental measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.

Bellatrix’s cash flow from operating activities for the quarter ended June 30, 2017 increased by 37% to $10.5 million ($0.21 per basic and diluted share) from $7.7 million ($0.20 per basic and diluted share) generated in the second quarter of 2016. Bellatrix’s cash flow from operating activities for the six months ended June 30, 2017 increased by 4% to $18.8 million ($0.38 per basic and diluted share) from $18.0 million ($0.47 per basic and diluted share) generated in the first half of 2016. Bellatrix generated funds flow from operations of $19.3 million ($0.39 per basic and diluted share) in the second quarter of 2017, an increase of 114% from $9.0 million ($0.23 per basic and diluted share) generated in the comparative 2016 period. The increase in funds flow from operations between the second quarter of 2016 and 2017 was mainly attributable to increased revenues from commodity prices in the quarter, decreased production expenses, and interest and financing charges, partially offset by an increase in royalty and G&A expenses. Bellatrix generated funds flow from operations of $34.2 million ($0.69 per basic and diluted share) in the second half of 2017, an increase of 56% from $21.9 million ($0.57 per basic and diluted share) generated in the comparative 2016 period.

For the three months ended June 30, 2017, Bellatrix recognized a net loss of $69.2 million ($1.40 per basic share and diluted share), compared to a net loss of $55.2 million ($1.42 per basic and diluted share) in the second quarter of 2016 due to an increase in loss on property dispositions and the increase in deferred tax expense, offset by an increase in the operating netbacks as a result of increased commodity prices. For the six months ended June 30, 2017, Bellatrix recognized a net loss of $56.2 million ($1.14 per basic share and diluted share), compared to a net loss of $35.8 million ($0.93 per basic and diluted share) in the comparative 2016 period.

Operating Netback - Corporate

	Three months ended June 30,		Six months ended June 30,
($/boe)	2017	2016	2017	2016
Total revenue (1)	21.55	13.96	21.33	14.87
Production	(8.30)	(8.46)	(8.81)	(7.91)
Transportation	(1.98)	(0.87)	(1.53)	(0.90)
Royalties	(1.92)	(1.05)	(2.13)	(1.01)
Operating netback before risk management	9.35	3.58	8.86	5.05
Risk management gain (loss)	0.89	3.59	0.94	2.68
Operating netback after risk management	10.24	7.17	9.80	7.73

(1)       Total revenue includes petroleum and natural gas sales and other income

The operating netback before commodity price risk management contracts for crude oil, condensate, NGLs, and natural gas during the second quarter of 2017 averaged $9.35/boe, an increase of 161% from the $3.58/boe realized during the same period in 2016 reflecting improved realized commodity prices and a reduction in production expenses over the comparable period.

The operating netback before commodity price risk management contracts for crude oil, condensate, NGLs, and natural gas during the six months ended June 30, 2017 averaged $8.86/boe, an increase of 75% from the $5.05/boe realized during the same period in 2016 reflecting improved realized commodity prices over the comparable period.

Total revenue increased by 54% to $74.3 million for the three months ended June 30, 2017, compared to $48.3 million realized in the second quarter of 2016. The higher total revenue realized in the second quarter of 2017 compared to 2016 was primarily attributable to the improved realized average commodity prices.

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In the three months ended June 30, 2017, production expenses totaled $28.6 million ($8.30/boe), compared to $29.3 million ($8.46/boe) recorded in the same period of 2016. Production expenses totaled $57.9 million ($8.81/boe) for the six months ended June 30, 2017, compared to $55.0 million ($7.91/boe) in the first half of 2016. Given continued cost suppression activity and strong production volumes, Bellatrix has reduced its full year 2017 production expenditure guidance target to $8.75/boe, down from $9.00/boe.

Royalties as a percentage of revenue (after transportation costs) in the second quarter of 2017 were 10% compared to 8% in the comparative 2016 period. For the six months ended June 30, 2017, royalties as a percentage of revenue (after transportation costs) were 11% compared with 8% in the first six months of 2016. Higher average corporate royalty rates period over period reflect the impact from higher commodity prices, as well as decreased gas cost allowance (“GCA”) credits in the first six months of 2017 resulting from the infrastructure and facilities dispositions in 2016.

Commodity Prices

Average Commodity Prices

	Three months ended June 30,			Six months ended June 30,
	2017	2016	% Change	2017	2016	% Change

Exchange rate (CDN$/US$1.00)	1.3440	1.2882	4	1.3335	1.3289	-

Crude oil:
WTI (US$/bbl)	48.27	45.59	6	50.09	39.52	27
Canadian Light crude blend ($/bbl)	59.27	55.01	8	62.27	48.11	29
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	59.49	49.32	21	63.28	44.10	43
NGLs (excluding condensate)	20.57	13.05	58	19.42	11.74	65
Crude oil, condensate and NGLs	31.24	25.57	22	31.47	23.42	34
Crude oil, condensate and NGLs (including risk management (1))	31.19	25.33	23	31.46	23.26	35

Natural gas:
NYMEX (US$/MMBtu)	3.18	1.95	63	3.25	2.02	61
AECO daily index ($/mcf)	2.78	1.39	100	2.74	1.61	70
AECO monthly index ($/mcf)	2.77	1.25	122	2.86	1.68	70
Bellatrix’s average realized prices ($/mcf)
Natural gas	2.94	1.50	96	2.91	1.75	66
Natural gas (including risk management (1))	3.14	2.34	34	3.12	2.38	31
(1)	Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts

In the second quarter of 2017, Bellatrix realized an average price of $59.49/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 21% from the average price of $49.32/bbl received in the second quarter of 2016, partially due to an increase in the condensate differential period over period. By comparison, Canadian Light crude blend price increased by 8% and the average WTI crude oil benchmark price increased by 6% between the second quarters of 2017 and 2016. The WTI/Canadian Light sweet differential has remained in a historically tight range, averaging -US$2.26/bbl for the quarter.

Bellatrix’s average realized price for NGLs (excluding condensate) increased by 58% to $20.57/bbl during the second quarter of 2017, compared to $13.05/bbl received in the comparable 2016 period. Propane inventories in the United States are at five year lows, as increased exports and higher domestic demand drew down inventories at records rates. Butane prices historically correlate closely with WTI oil prices, which resulted in price volatility during the second quarter. Lower seasonal demand and reduced exports led to weaker prices for butane in Canada and the United States. Recent increases in export demand has begun to lift butane prices in the United States, as Asian markets have increased calls for butane use in the petrochemical sector.

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Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the second quarter of 2017, the AECO daily reference price increased 100% and the AECO monthly reference price increased 122% compared to the second quarter of 2016. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the second quarter of 2017 increased by 96% to $2.94/mcf compared to $1.50/mcf in the same period in 2016. Bellatrix’s natural gas average price, after including commodity price risk management contracts for the three months ended June 30, 2017, averaged $3.14/mcf compared to $2.34/mcf in the comparative 2016 period. Bellatrix was active in the first quarter of 2017 increasing its 2017 risk management protection, with approximately 67% of second half 2017 gross natural gas volumes hedged at an average fixed price of approximately $3.26/mcf.

Debt

Credit Facilities

At June 30, 2017, the Company had $13.1 million outstanding under its Credit Facilities. During the three months ending June 30, 2017, Bellatrix entered into an amended and restated credit facility agreement provided by four financial institutions, increasing the borrowing base of the Credit Facilities to $120 million. The Credit Facilities are available on an extendible revolving term basis and consist of a $25 million operating facility and a $95 million syndicated facility. The Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a 1 year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which will be subject to redetermination in May and November of each year, with the next regularly scheduled redetermination to occur in November 2017.

At June 30, 2017, Bellatrix had $106.9 million of available capacity (before deducting outstanding letters of credit).

Senior Notes

At June 30, 2017, the Company has outstanding US$250 million of 8.50% senior unsecured notes due on May 15, 2020 (the “Senior Notes”). Interest on the Senior Notes is payable semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, at specified redemption prices.

Convertible Debentures

At June 30, 2017, the Company has outstanding $50 million principal amount of 6.75% convertible subordinated debentures (the “Convertible Debentures”) due on September 30, 2021 (the “Maturity Date”). Interest on the Convertible Debentures is payable semiannually in arrears on September 30 and March 31 of each year.

Notes:

(1)	“EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended June 30, 2017 was $74.5 million.
(2)	“Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Company. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current commodity contract assets and liabilities. Senior Debt at June 30, 2017 was $78.8 million.

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CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix’s second quarter results will be held on August 10, 2017 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610 or 403-351-0324 or 416-915-3239. The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix’s website at http://investors.bellatrixexploration.com/webcasts and will be archived on the website for approximately 30 days following the call.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”. For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.	15

NON-GAAP MEASURES

Throughout this press release, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix’s liquidity and its ability to generate funds to finance its operations.

CAPITAL PERFORMANCE MEASURES

In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s press release, MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.

This press release contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This press release also contains the terms “total net debt” and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt and adjusted working capital deficiency, may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

Bellatrix Exploration Ltd.	16

FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, rate of return expectations for the Spirit River formation, expectation that the Spirit River formation will continue to attract the majority of anticipated capital investment in 2017, anticipated future drilling inventory, the expectation that the investment in key strategic infrastructure and facilities provide the processing capacity and capability to grow net Company production volumes beyond 60,000 boe/d, with minimal future facility related capital, the expectation that long term FT and processing agreements will ensure market egress for current and forecast production, the expectation that the NGTL system will experience further curtailments of both interruptible and firm service capacity, expected production expenditure reductions and 2017 production expenditure guidance, intent to achieve near term growth objectives within current capital spending guidance levels, the expected timing, budget and capacity associated with the Alder Flats Plant Phase 2 expansion project, expected operating cost reductions, improved revenue generation and expanded corporate profit margins and cash flow associated with completion of Phase 2 of the Alder Flats Plant, capital investment plans for 2017 including the number of wells to be drilled during the second half of 2017, expected average production in the third and fourth quarters of 2017, expected average and exit 2017 production, the expectation that the strategic repositioning efforts achieved in 2017 position the Company to thrive in the current commodity price environment and deliver profitable growth in production, cash flow, and net asset value and the intent to remain focused on delivering our long term strategy and enhancing shareholder value, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on August 9, 2017 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports, including under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2016, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

INITIAL RATES OF PRODUCTION

References in this press release to initial production rates associated with certain wells are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. The Company cautions that such production rates should be considered to be preliminary.

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